Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
November 7, 2007
Registration Statement No. 333-144512
APPROACH RESOURCES INC.
7,666,667
Shares of Common Stock

Issuer:	Approach Resources Inc.
Common stock offered by the issuer:	5,605,377 shares
Common stock offered by the selling
stockholder:	2,061,290 shares
Common stock to be outstanding after this offering:	19,629,551 shares
Public offering price:	$12.00 per share
Net proceeds to the issuer, after
deducting underwriting discounts
and estimated offering expenses:	$61.3 million (or $72.3 million if the underwriters exercise their over- allotment option in full)
The following table restates certain pro forma as adjusted balance sheet amounts set forth in our preliminary prospectus in order to reflect the public offering price set forth above and the application of the net proceeds as described in “Use of proceeds.” A copy of our preliminary prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1405073/000095013407021500/d47789a2sv1za.htm.

(In thousands)	Pro forma as adjusted
as of June 30, 2007
Cash and cash equivalents	$9,549
Property and equipment, net, successful efforts method	$193,692
Total assets	$213,963
Stockholders’ equity	$180,450
Total liabilities and stockholders’ equity	$213,963
Total capitalization	$180,450

Approach Resources Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.